EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2010, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd.  which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2010, 2009 and 2008, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 29, 2011

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
As at December 31, 2010 and 2009
(Expressed in Canadian dollars)

	2010	2009

ASSETS
Current
Cash and cash equivalents	$9,051,456	$2,829,605
Interest receivable	4,142	146
Sales taxes recoverable (Note 8)	233,378	88,725
Amounts receivable (Note 6)	117,940	-
Prepaid expenses and other assets	30,463	49,614
	9,437,379	2,968,090

Property, Plant & Equipment (Note 5)	1,786,017	1,455,146
Reclamation Bonds	5,500	5,500
Mineral Properties (Note 6)	15,302,311	14,573,506
Investments in Related Companies (Note 7)	517,360	204,036
	$27,048,567	$19,206,278

LIABILITIES
Current
Accounts payable and accrued liabilities	$474,072	$382,482
Amounts due to related parties (Note 11(a))	169,265	164,690
	643,337	547,172

Future Income Tax Liability (Note 16)	2,026,148	1,694,007
	2,669,485	2,241,179
SHAREHOLDERS' EQUITY
Share Capital (Note 9)	39,132,349	33,112,072
Contributed Surplus	10,702,206	8,131,629
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
	49,732,686	41,141,832

Accumulated Other Comprehensive Loss	307,274	(6,049)
Deficit	(25,660,878)	(24,170,684)
	(25,353,604)	(24,176,733)
	24,379,082	16,965,099
	$27,048,567	$19,206,278

Subsequent Events – Note 18

Approved by the Board of Directors:

/s/ Gary Robertson	Director	/s/ David Wolfin	Director

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Comprehensive Loss
Years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)
	2010	2009	2008

Operating and Administrative Expenses
Amortization	$3,834	$2,328	$2,869
General exploration	-	294	8,823
Investor relations	99,450	90,031	172,992
Management fees	96,000	96,000	96,000
Office and miscellaneous	218,489	104,548	121,353
Professional fees	127,711	183,911	179,299
Regulatory and compliance fees	26,028	24,540	25,821
Salaries and benefits	109,873	82,160	109,354
Sales tax write-down (recovery) (Note 8)	42,478	(181,456)	213,652
Stock-based compensation (Note 10)	361,784	237,887	606,000
Travel and promotion	45,032	28,935	39,750
	1,130,679	669,178	1,575,913

Loss before other items and income tax	(1,130,679)	(669,178)	(1,575,913)

Other Income (Expenses)
Interest income	14,206	68,224	146,386
Foreign exchange loss	(41,580)	(18,249)	(35,696)
Impairment of mineral properties (Note 6)	-	(608,118)	-
Mineral property option revenue (Note 6)	-	-	25,000

LOSS BEFORE INCOME TAX	(1,158,053)	(1,227,321)	(1,440,223)
Future income tax (expense) recovery (Note 16)	(332,141)	239,562	(98,653)
NET LOSS	(1,490,194)	(987,759)	(1,538,876)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments in related companies (Note 7)	313,323	97,517	(108,196)

COMPREHENSIVE LOSS	$1,176,871)	$(890,242)	$(1,647,072)

Loss per Share - Basic and Diluted	$(0.07)	$(0.05)	$(0.07)

Weighted Average Number of Shares Outstanding	21,059,008	20,584,727	20,584,727

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	Number of Common Shares	Share Capital	Treasury Shares	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, December 31, 2007	20,584,727	$33,112,072	$(101,869)	$7,287,742	$(21,644,049)	$4,630	$18,658,526

Stock based compensation (Note 10)	-	-	-	606,000	-	-	606,000
Net loss for year	-	-	-	-	(1,538,876)	-	(1,538,876)
Unrealized loss on investments	-	-	-	-	-	(108,196)	(108,196)

Balance, December 31, 2008	20,584,727	33,112,072	(101,869)	7,893,742	(23,182,925)	(103,566)	17,617,454

Stock based compensation (Note 10)	-	-	-	237,887	-	-	237,887
Net loss for year	-	-	-	-	(987,759)	-	(987,759)
Unrealized gain on investments	-	-	-	-	-	97,517	97,517

Balance, December 31, 2009	20,584,727	33,112,072	(101,869)	8,131,629	(24,170,684)	(6,049)	16,965,099

Common shares issued for cash:
Private placement (Note 9)	5,100,000	5,107,614	-	3,202,468	-	-	8,310,082
Share issuance costs	-	(435,387)	-	-	-	-	(435,387)
Exercise of stock options	472,500	354,375	-	-	-	-	354,375
Fair value of stock options exercised	-	993,675	-	(993,675)	-	-	-
Stock-based compensation (Note 10)	-	-	-	361,784	-	-	361,784
Net loss for the year	-	-	-	-	(1,490,194)	-	(1,490,194)
Unrealized gain on investments	-	-	-	-	-	313,323	313,323

Balance, December 31, 2010	26,157,227	$39,132,349	$(101,869)	$10,702,206	$(25,660,878)	$307,274	$24,379,082

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
Years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	$(1,490,194)	$(987,759)	$(1,538,876)
Adjustments for non-cash items:
Amortization	3,834	2,328	2,869
Sales tax write-down provision	42,478	8,873	213,652
Stock-based compensation	361,784	237,887	606,000
Impairment of mineral properties	-	608,118	-
Future income tax expense (recovery)	332,141	(239,562)	98,653

	(749,957)	(370,115)	(617,702)

Net change in non-cash working capital (Note 12)	(75,811)	226,040	(291,327)

	(825,768)	(144,075)	(909,029)

FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs	8,229,069	-	-

INVESTING ACTIVITIES
Mineral property exploration expenditures	(846,745)	(320,100)	(1,764,719)
Property, plant and equipment purchases	(334,705)	(281,461)	(93,492)

	(1,181,450)	(601,561)	(1,858,211)

Increase (decrease) in cash and cash equivalents	6,221,851	(745,636)	(2,767,240)

CASH AND CASH EQUIVALENTS, Beginning	2,829,605	3,575,241	6,342,481

CASH AND CASH EQUIVALENTS, Ending	$9,051,456	$2,829,605	$3,575,241

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense	$-	$-	$-
Income taxes	-	-	-

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

1.      NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1969 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and the Yukon, Canada.

The Company is in the exploration stage and is in the process of determining whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts recorded as mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, maintenance of the Company’s legal interests in its mineral claims, obtaining further financing for exploration and development of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or receiving proceeds from the sale of all or an interest in its mineral properties.

2.      SIGNIFICANT ACCOUNTING POLICIES

i)
Basis of presentation

These consolidated financial statements are expressed in Canadian dollars and prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and its Mexican subsidiaries. A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States are contained in Note 20. All significant inter-company balances and transactions have been eliminated on consolidation. The Company’s Mexican subsidiaries are Oniva Silver and Gold Mines S.A., (“Oniva Silver”) which is wholly-owned, Promotora Avino, S.A. De C.V. (“Promotora”) in which the Company has a direct 79.09% ownership, and Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) in which the Company has a 96.60% direct ownership and an additional 2.68% indirect effective ownership held through Promotora. The ownership interests in Cia Minera combine for an effective 99.28% held by the Company as at December 31, 2010 and 2009 (see Note 3).

ii)
Cash and cash equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value.

iii)
Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets on the declining balance basis at the following annual rates:

Office equipment, furniture and fixtures	20%
Computer equipment	30%
Mine facilities and equipment	20%

The mine mill, machinery, plant facilities and certain equipment are not in active use, as the Company is in the process of refurbishing these assets. Accordingly, these assets are considered to be under reconstruction and no amortization has been recorded on them. Once commercial production has commenced, mine, mill, machinery, plant facilities, and certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

iv)
Mineral properties, deferred exploration and development expenditures

The Company follows CICA Accounting Guideline 11, Enterprises in the Development Stage. Mineral property acquisition, exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests based on the observed trading price of the shares. Mineral exploration costs such as field labour and consultants, geology and assaying, and mining claims are capitalized and carried at cost until the properties to which they relate are placed into production, sold or management determines a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan will be expensed as incurred after production has commenced.

Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, will be depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves once commercial production commences. Incidental revenues and operating costs are included in mineral properties and development costs prior to commercial production.

v)
Investments

Investments in shares of public companies traded on an active market over which Avino does not have control or exercises significant influence are classified as available-for-sale and accounted for at fair market value, based upon quoted market share prices at the consolidated balance sheet date. Unrealized gains or losses on these investments are recorded as other comprehensive income or loss, unless a decline in value is considered to be other than temporary. Purchases and sales of investments are measured on a settlement date basis.

vi)
Translation of foreign currencies and foreign subsidiaries

The Company’s integrated Mexican foreign subsidiaries are financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at rates in effect during the period, except for amortization, which is translated on the same basis as the related assets. The resulting exchange gains or losses are recognized in income.

vii)
Comprehensive loss

Comprehensive loss is comprised of the sum of the net loss and other comprehensive income or loss which includes unrealized gains or losses from changes in the fair market value of available-for-sale investments, changes in the fair market value of derivative instruments designated as cash flow hedges and currency translation adjustments on self-sustaining foreign operations. The Company does not have any derivative instruments or self-sustaining foreign operations and currently the Company’s other comprehensive income (loss) is comprised only of changes in the fair value of the Company’s available-for-sale investments.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

viii)	Financial instruments

(a)
Classification

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financials assets are measured at fair value with changes in fair value recognized in operations. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

(b)
Transaction costs

Transaction costs attributable to the acquisition or issue of financial assets or financial liabilities, other than those classified as held-for-trading, are added to the initial fair value amount to match the costs with the related transactions.

ix)
Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas requiring the use of estimates relate to the recoverability or valuation of sales taxes recoverable, property, plant, equipment, and mineral properties, the valuation of asset retirement obligations, useful lives for amortization, recognition and disclosure of future income tax assets and liabilities, and stock-based compensation. Actual results could differ from those estimates.

x)
Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases for existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

The Company follows CICA Emerging Issues Committee Abstract 146 Flow-Through Shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures, to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized for the net tax effect of the deductions renounced, and share capital is reduced.

If the Company has sufficient unrecognized tax losses carried forward or other unrecognized future income tax assets to offset all or part of this future income tax liability, a portion of such unrecognized future income tax assets is recorded as a future income tax recovery up to the amount of the future income tax liability that would otherwise be recognized.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

xi)
Revenue Recognition

The Company recognizes revenue from the sale of concentrate upon delivery when persuasive evidence of a sale agreement exists, the risks of ownership are transferred to the customer, collection is reasonably assured, and price is readily determinable. Revenue is based on quoted market prices during the quotation period published in the metal bulletin less treatment, refining charges, and penalties. Prior to commercial production concentrate sales incidental to the exploration of mineral properties is recorded net of production costs as a reduction of deferred mineral property exploration costs.

xii)
Stock-based compensation

The Company recognizes stock-based compensation expense for the estimated fair value of stock-based payments. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date using the Black-Scholes option pricing model, and are expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Consideration received on the exercise of stock options is recorded as share capital with a corresponding reduction in the contributed surplus related to the options exercised.

xiii)
Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Stock options and warrants are dilutive when the average market prices of the common shares during the year exceed the exercise prices of the options and warrants.

For the years ended December 31, 2010, 2009 and 2008, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the affect of this dilution is to reduce the reported loss per share (anti-dilutive), fully diluted loss per share information has not been shown.

xiv)
Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations (“ARO”), including site restoration costs in the period in which such liabilities are incurred and can be reasonably estimated. Upon recognition of an ARO, the site restoration costs are capitalized as a part of the mineral property. In periods subsequent to initial measurement, the ARO is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company estimated its site restoration costs as at December 31, 2010 to be $nil (2009 - $nil).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

xv)
Impairment of long-lived assets

The recoverability of long-lived assets, which includes property, plant, equipment, and mineral properties are assessed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal less costs to sell, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available.

Impairment in the carrying value of non-producing mineral properties may occur when one of the following conditions exists:

(a)	the Company's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

(b)	exploration results are not promising and no more work is being planned in the foreseeable future on the property; or

(c)	the remaining lease terms for the property are insufficient to conduct necessary studies, exploration work, or mineral extraction.

Once impairment has been determined in the carrying value of a mineral property, it will be written-down to fair value. Amounts shown for mineral properties reflect costs incurred to date, less impairments, and are not intended to reflect present or future values.

xvi)	Recent Accounting Pronouncements

(a)
In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The pronouncement also requires that comparative figures for 2010 be based on IFRS. The Company has completed the planning and diagnostic stages to identify the impact of adopting IFRS and will continue to invest in training and necessary resources to complete the conversion. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS. The Company will adopt IFRS commencing with the first quarter of fiscal 2011.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

xvi)	Recent Accounting Pronouncements (continued)

(b)
CICA Section 1582 Business Combinations, which replaces Section 1581, Business Combinations; CICA Section 1601 Consolidated Financial Statement and Section 1602 Non-Controlling Interests, which replace Section 1600, Consolidated Financial Statements. These new standards are based on the International Financial Reporting Standard 3, Business Combinations. These new standards replace the existing guidance on business combination and consolidated financial statements. These new standards require that most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed. These new standards also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. This standard is effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company does not expect a significant impact on the adoption of this standard on its consolidated financial statements.

3.      SUBSIDIARY COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On February 16, 2009 the Company converted existing loans advanced to its subsidiary Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) into new additional shares, resulting in the Company’s ownership increasing by 9.93% to an effective 99.28%. The inter-company loans and the investment in shares of Cia Minera have been eliminated upon consolidation of the financial statements.  The Company had a pre-existing effective ownership interest of 89.35% in Cia Minera prior to the 9.93% increase. The issuance of shares to the Company by Cia Minera on February 16, 2009 resulted in a reduction in the non-controlling interest from 10.65% to 0.72% (see Note 4).

The historic operations of Cia Minera involved the mining of commercial grade ores which produced silver, gold and copper. This plant and mine ceased operations in November 2001 due to low metal prices and the closure of a smelter. The Company is evaluating the re-activation of the mine and has commenced exploration activities on Cia Minera’s mineral properties in the state of Durango, Mexico (see Note 6).

4.      NON-CONTROLLING INTEREST

As at December 31, 2010 the Company has an effective 99.28% interest in its subsidiary Cia Minera, and the remaining 0.72% portion is a non-controlling interest, reflecting a change in ownership interests resulting from the shares that Cia Minera issued to the Company on February 16, 2009 (the “Cia Minera Share Transaction”) as described in Note 3.  In fiscal 2008 the non-controlling interest of Cia Minera was 10.65% and the 9.93% change in the fiscal 2009 ownership results in a reduction of the non-controlling interest.

Cia Minera’s operations have generated recurring losses since the Company acquired control of Cia Minera on July 17, 2006 and the owners of the minority interest have not funded and are not required to fund their share of Cia Minera’s net losses and have not demonstrated any commitment for funding.  Accordingly, the non-controlling interest in Cia Minera operating losses are not recognized as a recoverable asset in these financial statements and there is no allocation of consolidated net losses to the minority interests.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

4.       NON-CONTROLLING INTEREST (Continued)

The Cia Minera Share Transaction is accounted for as a capital transaction and the funds that were previously advanced to Cia Minera are consolidated in the financial statements as assets, expenditures or deficit according to the full use of the funds in 2009 or past years.  The minority interest has not contributed any assets or funds for Cia Minera’s operations and no past losses have been attributed as recoverable from the minority interest, therefore upon the reduction of the minority interest in fiscal 2009 there were no adjustments affecting the balances presented in the consolidated financial statements.

5.      PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2010 Net Book Value	2009 Net Book Value
Office equipment, furniture and fixtures	$6,482	$4,796	$1,686	$955
Computer equipment	27,642	7,853	19,789	21,055
Mine mill, machinery and processing plant	1,706,542	-	1,706,542	1,387,082
Mine facilities and equipment	62,691	4,691	58,000	46,054
	$1,803,357	$17,340	$1,786,017	$1,455,146

6.      MINERAL PROPERTIES

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, December 31, 2008	$14,251,649	$608,121	$1,754	$14,861,524

Exploration costs incurred during year:
Assays	9,480	-	-	9,480
Assessment and taxes	40,948	-	-	40,948
Drilling	156,612	-	-	156,612
Geological	143,149	-	-	143,149
Sale of concentrate	(30,089)	-	-	(30,089)
Less write down on properties	-	(608,118)	-	(608,118)
Balance, December 31, 2009	$14,571,749	$3	$1,754	$14,573,506

Exploration costs incurred during year:
Assays	56,032	-	-	56,032
Assessment and taxes	45,893	-	-	45,893
Drilling and exploration	1,470,996	-	-	1,470,996
Geological	201,139	-	750	201,889
Sale of concentrate	(1,046,005)	-	-	(1,046,005)

Balance, December 31, 2010	$15,299,804	$3	$2,504	$15,302,311

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.      MINERAL PROPERTIES (Continued)

The Company is in the exploration stage and therefore proceeds from the sale of concentrate are recorded as a reduction in mineral properties. The Company’s concentrate sales are based on quoted market prices less treatment and refining charges and penalties. During the year ended December 31, 2010, the Company recorded concentrate sales of $1,046,005 (2009 - $30,089). At December 31, 2010, $117,940 (2009 - $Nil) of the total sales amount was receivable from the customer. The receivable was collected in January 2011.

Additional information on the Company’s mineral properties by region is as follows:

(a)
Durango, Mexico

The Company’s subsidiary Cia Minera owns 42 mineral claims in the state of Durango, Mexico. In addition four mineral claims are under leased concessions – exploitation rights to and for the Unification La Platosa, are granted by a lease agreement, to Cia Minera from Minerales de Avino SA de CV. The two concessions, Primer Rey and Avino y Emma, are included in the lease agreement, but are discrete and lie under the town of San Jose de Avino. The agreement expired on October 31, 2010 and the Company is currently renegotiating the agreement.

The Company’s mineral claims in Mexico are summarized in the following property groups:

(i)
Avino mine area property

The Avino mine property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares.

(ii)	Gomez Palacio property The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

(iii)
Papas Quiero property

The Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)
Stackpole area property

The Stackpole area property is situated with the Avino mine property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. Under a royalty agreement covering three mineral concessions, Cia Minera shall pay to Minerales de Avino royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less other commercialization and transportation costs. The lease agreement expired on October 31, 2010 and is currently under renegotiation.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.           MINERAL PROPERTIES (Continued)

(b)	British Columbia, Canada The Company’s mineral claims in British Columbia encompass the following three properties:

(i)
Aumax property

The Company owns a 100% interest in a Crown granted mineral claim, located in the Lillooet Mining Division of British Columbia, Canada that was acquired in 2003 by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000.

(ii)	Minto property The Company has a 100% interest in a Crown granted mineral claim situated in the Lillooet Mining Division of British Columbia.

(iii)
Olympic-Kelvin property

The Company has a 100% interest in six Crown granted mineral claims located in the Lillooet Mining Division of British Columbia.

In 2009, the Company wrote down the value of the three British Columbia properties to a nominal value of $1 each. The Company is keeping all claims in good standing however no exploration is currently planned for these properties.

(c)
Yukon, Canada

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006.

On November 12, 2008 and amended April 1, 2009, the Company entered into an option agreement with Mega Silver Inc. (“Mega Silver”), whereby Mega Silver can earn the excusive right and option to acquire a 100% title and interest in the Eagle Property located in the Yukon Territory. During 2008 the Company received $25,000 upon execution of the agreement which was recorded in income. In 2009 the Company received a notice from Mega Silver which terminated the option agreement.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

7.           INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated	Fair	Fair
		Unrealized	Value	Value
	Cost	Gains	2010	2009

(a) Bralorne Gold Mines Ltd.	$205,848	$23,463	$229,311	$143,319
(b) Levon Resources Ltd.	4,236	283,812	288,048	60,716
(c) Oniva InternationalServices Corp.	1	-	1	1

	$210,085	$307,275	$517,360	$204,036

During 2010 the Company recorded a $313,324 (2009 - $97,517) unrealized gain on investments in related companies classified as available-for-sale in other comprehensive income, representing the increase in fair value during the year.

(a)
Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $229,311 as at December 31, 2010 (2009 - $143,319). Bralorne is a public company with common directors.

(b)
Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $288,048 as at December 31, 2010 (2009 - $60,716). Levon is a public company with common directors.

(c)
Oniva International Services Corp. (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 13 for disclosure on the Company’s commitment to Oniva.

8.      SALES TAXES RECOVERABLE

The Company’s sales tax recoverable consists of the Mexican I.V.A. a Value-Added Tax (“VAT”) and the Canadian Harmonized Sales Tax (“HST”) recoverable.

	2010	2009

VAT recoverable	$267,084	$92,706
Write-down provision	(50,887)	(8,873)

VAT net carrying amount	216,197	83,833
HST recoverable	17,181	4,892

Sales tax recoverable	$233,378	$88,725

The Company records the VAT net of a write-down provision, reflecting an estimate of the amount of the VAT recoverable based on past collection history and the length of time amounts are outstanding. During 2010 the Company received VAT refunds including interest totalling $147,462 for past claims included in the December 31, 2010 and December 31, 2009 balances of VAT recoverable.

9.      SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

(b)	Issued

(i)
On December 20, 2010, the Company closed a non-brokered private placement issuing 2,700,000 units at a price of $1.90 per unit for gross proceeds of $5,130,000. Each unit is comprised of one common share and one non-transferrable share purchase warrant. Each share purchase warrant is exercisable for a term for a term of three years into one common share at a price of $2.50 per share until December 22, 2013.

The Company paid a cash commission equal to 5% of the applicable gross proceeds from units sold to such investors ($210,900) and compensation warrants to purchase common shares of the Company equal to 5% of the units sold under the offering (111,000 units).

The fair value of the warrants and compensation warrants have been estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 1.90%, dividend yield of nil, volatility of 84.87%, and an expected life of three years. Of the $5,130,000 total aggregate proceeds raised $3,252,285 was attributed to common shares and the residual amount of $1,877,715 was attributed to the common share purchase warrants, which has been recorded in contributed surplus. The fair value of the compensation warrants were valued at $180,082.

(ii)
On November 10, 2010, the Company closed a non-brokered private placement issuing 2,400,000 units at a price of $1.25 per unit for gross proceeds of $3,000,000. Each unit is comprised of one common share and one non-transferrable share purchase warrant. Each share purchase warrant is exercisable for a term for a term of three years into one common share at a price of $1.52 per share until November 10, 2013.

The fair value of the warrants has been estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 1.94%, dividend yield of nil, volatility of 83.86%, and an expected life of three years. Of the $3,000,000 total aggregate proceeds raised $1,855,329 was attributed to common shares and the residual amount of $1,144,671 was attributed to common share purchase warrants, which has been recorded in contributed surplus.

(c)	Warrants

	Underlying Shares	Weighted Average Exercise Price
Balance, December 31, 2009 and 2008	2,498,750	$2.50

Issued	5,211,000	$2.05
Expired	(2,498,750)	$2.50

Balance, December 31, 2010	5,211,000	$2.05

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

9.           SHARE CAPITAL (Continued)

(c)	Warrants (continued) Details of share purchase warrants outstanding as of December 31, 2010 and 2009 are:

Number of Warrants Outstanding and Exercisable
2010	2009	Exercise Price per Share	Expiry Date

2,400,000	-	$1.52	November 10, 2013
2,811,000	-	$2.50	December 22, 2013
-	2,498,750	$2.50	March 10, 2010

5,211,000	2,498,750

(d)
Stock options

The Company has a stock option plan under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, December 31, 2008	1,854,500	$2.85
Granted	160,000	$0.75
Expired or cancelled	(195,000)	$2.49

Stock options outstanding, December 31, 2009	1,819,500	$0.88	*
Granted	520,000	$1.05
Expired or cancelled	(262,000)	$0.85
Exercised	(472,500)	$0.75

Stock options outstanding, December 31, 2010	1,605,000	$0.97	*

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

9.           SHARE CAPITAL (Continued)

(e)	Stock options

Details of stock options outstanding are:

Expiry Date	Exercise Price		2010 Stock Options Outstanding	2009 Stock Options Outstanding

April 5, 2010	$1.35		-	42,500
April 5, 2010	$0.75	*	-	219,500
September 26, 2010	$0.75	*	-	52,500
April 26, 2011	$3.99		60,000	60,000
April 26, 2011	$0.75	*	600,000	865,000
February 26, 2013	$1.65		10,000	10,000
February 26, 2013	$0.75	*	340,000	410,000
December 9, 2013	$2.00		20,000	-
September 22, 2014	$0.75		75,000	160,000
January 14, 2015	$0.81		75,000	-
September 10, 2015	$1.05		425,000	-

			1,605,000	1,819,500

* Repriced during the year ended December 31, 2009, the Company’s shareholders and the TSX Venture Exchange approved a re-pricing of options for directors and employees. See Note 10.

As of December 31, 2010, 1,605,000 stock options (2009 – 1,819,500) were exercisable with a weighted average remaining contractual life of 2.24 years (2009 – 1.87 years).

10.           STOCK-BASED COMPENSATION

During 2010 the Company granted stock options to various directors, officers, employees, consultants, and investor relations of the Company to purchase up to a total of 520,000 common shares at a weighted average exercise price of $1.05 per share pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to September 30, 2011.  The options are exercisable on or before September 10, 2015.  The Company recorded stock-based compensation expense of $361,784 for these stock options.

The Company recorded total amount of stock based compensation expense in the amount of $361,784 (2009 - $237,887; 2008 - $606,000).

Investor relations expenses consist of expenses relating to disseminated publications and other communications with shareholders, required by regulatory or other authorities. During 2010, investor relations consultants were granted 25,000 options (2009 - Nil, 2008 - 20,000). The fair value of these investor relations options are $28,880 (2009 – $Nil, 2008 - $20,200) which have been included in stock-based compensation expense.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

10.           STOCK-BASED COMPENSATION (Continued)

The fair value of stock options vesting to investor relations consultants were calculated using the following assumptions: risk-free rate ranging from 2.56% to 2.41%, dividend yield rate of nil, volatility of 79% and an expected life ranging from 4.7 years to 4.75 years.

During 2009, the TSX Venture Exchange approved an amendment to the terms of 1,547,000 outstanding options held by directors and employees by adjusting the exercise price to $0.75 per share. The options previously had exercise prices ranging from $1.35 to $3.99. There were no adjustments to the life of the options. Additional stock based compensation of $175,487 in 2009 relates to the re-pricing of the options.

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to officers, directors, consultants, and employees was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	2010	2009	2008
Weighted average assumptions:
Risk-free interest rate	2.08%	1.38%	3.32%
Expected dividend yield	–	–	-
Expected option life (years)	4.83	2.27	5
Expected stock price volatility	74.95%	94.84%	78.23%
Weighted average fair value at grant date	$0.67	$0.16	$1.01

11.       RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. The balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)	Amounts due to related parties:

	2010	2009
Directors	$10,500	$18,000
Frobisher Securities Ltd.	4,687	516
Oniva International Services Corp.	153,289	145,120
Sampson Engineering Inc.	789	1,054
	$169,265	$164,690

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

(b)	The Company recorded the following amounts for management and consulting services provided by the following companies:

	2010	2009	2008

Intermark Capital Corp	$96,000	$96,000	$96,000
Wear Wolfin Design Ltd.	30,000	30,000	30,000
	$126,000	$126,000	$126,000

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

11.      RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

(c)	The Company recorded the following amounts for other services provided by the following companies:

	2010	2009	2008

Chevillon Exploration Consulting	$-	$4,331	$16,789
Sampson Engineering Inc.	24,954	10,344	34,698
	$24,954	$14,675	$51,487

(d)	The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	2010	2009	2008

Salaries and benefits	$108,086	$81,841	$109,354
Office and miscellaneous	60,441	66,913	78,804

	$168,527	$148,754	$188,158

All related party transactions are recorded at the exchange amount, representing the value agreed upon by the Company and the related party, which management believes approximates fair value.

12.        SUPPLEMENTARY CASH FLOW INFORMATION

	2010	2009	2008
Net change in non-cash working capital items:
Interest receivable	$(3,995)	$2,793	$16,244
Sales taxes recoverable	(187,131)	289,409	(206,110)
Prepaid expenses	19,151	(38,127)	20,830
Accounts payable and accrued liabilities	91,589	(21,925)	(116,303)
Due to related parties	4,575	(6,110)	(5,988)
	$(75,811)	$226,040	$291,327

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

13.        COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment at the mine site.

The Company has commitments over the next five years as follows:

Amount

2011	$750,793
2012	238,046
2013	242,040
2014	246,234
2015	250,638
$1,727,751

14.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

15.          SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Regional geographic information pertaining to the Company’s mineral properties is disclosed in Note 6.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

16.         INCOME TAXES

The components of the income tax provision including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	2010	2009	2008

Statutory rate	28.5%	30.00%	31.00%

Income taxes recovered at the Canadian statutory rate	$330,045	$368,196	$446,469

Less permanent differences:
Stock-based compensation	(103,108)	(71,366)	(181,598)
Investor relations expense for stock options granted	-	-	(6,262)
Reduction for effect of lower Mexican tax rates	3,736	1,394	(7,160)
Other non-tax deductible expenses	(758)	(363)	(762)

Non-capital losses expired	(489,600)	(271,284)	-
Change in enacted rates	(102,398)	(206,652)	-

Valuation allowance on benefit of tax loss	(62,595)	180,075	(301,758)

Benefit of tax attributes not recognized (recognized) and other items	92,537	239,694	(47,582)

Income tax (expense) recovery recognized in the year	$(332,141)	$239,694	$(98,653)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

16.           INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to potential future income tax assets are as follows:

	2010	2009

Expected tax recovery rate	25%	26%

Non-capital tax losses carried forward	$1,239,395	$1,141,325

Capital losses carried forward	184,026	191,387

Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of Canadian mineral properties	507,015	540,234

Share issuance costs	51,061	42,833

Tax basis of investments in related companies in excess of book value	27,125	28,210

Undeducted capital cost allowance in excess of book value of Canadian equipment	52,187	54,225

Future income tax assets	2,060,809	1,998,214

Less: valuation allowance	(2,060,809)	(1,998,214)

Net tax assets	$–	$–

The potential benefit of Canadian net operating tax loss carry-forwards and other Canadian future income tax assets has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The future income tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant and equipment, which were acquired in the purchase of Cia Minera. The carrying values of the Mexican mineral properties, mine plant and equipment includes an estimated fair value adjustment recorded upon the July 17, 2006 acquisition of control of Cia Minera that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The future tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward. The approximate tax effects of each type of temporary difference that gives rise to future income tax liabilities are as follows:

	2010	2009

Mexican statutory rate	28%	28%

Book value of mineral properties in excess of tax bases	$3,676,031	$3,472,175
Book value of plant and equipment in excess of tax bases	366,045	333,676
Less: Mexican tax losses carried forward	(2,015,928)	(2,111,844)

Future income tax liability	$2,026,148	$1,694,007

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

16.           INCOME TAXES (Continued)

The Company has capital losses of $1,472,210 carried forward and $4,957,581 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $7,199,744 (denominated in MXN$77,252,750) in tax losses which are available to reduce future Mexican taxable income. The Company’s Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico

2014	$568,450	$–
2018	–	5,220,380
2019	–	1,078,275
2020	–	901,089
2025	799,044	–
2026	646,331	–
2027	643,498	–
2028	774,118	–
2029	727,183	–
2030	798,957	–

	$4,957,581	$7,199,744

17.           FINANCIAL INSTRUMENTS AND RISKS

(a)
Classification

The Company has classified its cash and cash equivalents as held-for-trading. Investments in related companies are classified as available-for-sale. Accounts payable and amounts due to related parties are classified as other liabilities. Interest receivable is classified as held for trading.

The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	2010	2009

Held for trading (i)	$9,055,598	$2,829,751
Loan and receivables (ii)	117,940	-
Available for sale (iii)	517,360	204,036
Other financial liabilities (iv)	566,337	465,172

(i)	Cash and cash equivalents and interest receivable
(ii)	Amounts receivable
(iii)	Investments in related companies
(iv)	Accounts payable and amounts due to related parties

(b)
Fair values

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, interest receivable investments in related companies, accounts payable and amounts due to related parties.  The carrying amounts of these short-term financial instruments are a reasonable estimate of their fair value because of their current nature, and the investments in related companies are carried at fair values based on quoted market prices.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.           FINANCIAL INSTRUMENTS AND RISKS (Continued)

(b)	Fair values (continued)

The Company classifies its fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Inputs that are not based on observable market date.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

				Total
	Level 1	Level 2	Level 3	2010

Cash and cash equivalents	$9,051,456	$-	$-	$9,051,456
Investments in related companies	517,360	-	-	517,360
	$9,568,816	$-	$-	$9,568,816

(c)	Interest rate risk In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

(d)
Foreign exchange rate risk

The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (“MXN”) and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company’s business and on the reported amounts of the Company’s financial instruments. The Company is exposed to foreign exchange rate risk relating to cash denominated in Mexican pesos totalling $273,867 (MXN$3,398,701), and accounts payable denominated in pesos totalling $374,067 (MXN$4,642,180). The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

(e)
Credit risk

The Company's cash and equivalents are primarily held in bank accounts with Canadian financial institutions, and as at December 31, 2010 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance. To minimize the credit risk on cash and cash equivalents the Company uses high quality financial institutions. As at December 31, 2010 the Company has no financial assets that are past due or impaired due to credit risk defaults.

(f)
Liquidity risk

The Company ensures its holding of cash and cash equivalents is sufficient to meet its operational requirements. The Company handles its liquidity risk through the management of its capital structure. All of the Company’s financial liabilities have contractual maturities of approximately 30 days or are due on demand and are subject to normal trade terms.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.           FINANCIAL INSTRUMENTS AND RISKS (Continued)

(g)
Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The sale of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity prices. The Company is exposed to market risk in trading its investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company’s investments are accounted for at estimated fair values and are sensitive to changes in market prices, such that changes in market prices result in a proportionate change in the carrying value of the Company’s investments. The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(h)
Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the year which a change in foreign exchange rates would have had.  A change of +/- 10% in MXN$ foreign exchange rate would have an impact of approximately +/- $25,000 on the Company’s net loss.  This impact results from the Company’s MXN$ based balances of monetary assets and liabilities.

18.           SUBSEQUENT EVENTS

On January 18, 2011, the Company granted 1,010,000 stock options to directors, officers, employees, and consultants at an exercise price of $2.30 per share. The options expire on January 18, 2016.

On March 11, 2011, the Company entered into an agreement with a consulting firm to provide a tailings retreatment scoping study and a review of the San Gonzales project. The expected costs and outlays relating to this project are $190,960.

Subsequent to year end, 725,000 options were exercised for gross proceeds of $564,150.

19.           COMPARATIVE FIGURES

Certain prior year comparative figures have been reclassified to conform to the financial statements presentation adopted for fiscal 2010.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

20.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in most respects conform to accounting principals generally accepted in the United States (“US GAAP”). There are certain material    differences between Canadian and US GAAP and if these consolidated financial statements were prepared in accordance with US GAAP, the impact would be as follows:

	2010	2009
Balance sheets
Total assets under Canadian GAAP	$27,048,567	$19,206,278
Deferred exploration expenditures and mineral property acquisition costs (ii)	(15,302,311)	(14,573,506)
Total assets under US GAAP	$11,746,256	$4,632,772

Total liabilities under Canadian GAAP	$2,669,485	$2,241,179
Future income taxes related to mineral properties (ii)	(2,026,148)	(1,694,007)
Total liabilities under US GAAP	$643,337	$547,172

Total shareholders’ equity under Canadian GAAP	$24,379,082	$16,965,099
Future income taxes related to mineral properties (ii)	2,026,148	1,694,007
Deferred exploration expenditures (ii)	(15,302,311)	(14,573,506)
Total shareholders’ equity under US GAAP	$11,102,919	$4,085,600

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

20.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2010	2009	2008
Consolidated statements of operations
Loss for year under Canadian GAAP	$(1,490,194)	$(987,759)	$(1,538,876)
Future income taxes related to mineral properties (i)	332,141	(239,562)	98,653
Current period exploration costs (i)	(728,805)	(320,100)	(1,764,719)
Addback of impairment in mineral properties	-	608,118	-
Stock based compensation expense (ii)	-	(143,564)	(185,165)
Net loss for the year under US GAAP (ii)	$(1,886,858)	$(1,082,867)	$(3,390,107)
Loss per share under US GAAP - basic and diluted	$(0.09)	$(0.05)	$(0.17)

	2010	2009	2008
Statements of cash flows
Cash flows used in operating activities under Canadian GAAP	$(825,768)	$(144,075)	$(909,029)
Mineral properties expenditures (i)	(846,745)	(320,100)	(1,764,719)
Cash flows used in operating activities under US GAAP	$(1,672,513)	$(464,175)	$(2,673,748)

Cash flows used in investing activities under Canadian GAAP	$(1,181,450)	$(601,561)	$(1,858,211)
Mineral properties expenditures (ii)	846,745	320,100	1,764,719
Cash flows used in investing activities under US GAAP	$(334,705)	$(281,461)	$(93,492)

i)
Mineral properties and deferred exploration expenditures

Canadian GAAP permits the deferral of costs for the acquisition of mineral properties and exploration expenditures subject to periodic assessments for impairment. US GAAP requires that mineral exploration costs relating to unproven mineral properties be expensed. Under US GAAP the acquisition costs of mineral properties are initially capitalized with an assessment for impairment under ASC 360 performed at each reporting period. For US GAAP cash flow statement purposes, mineral property exploration expenditures would be shown under operating activities rather than investing activities.

Once commercial production has commenced, mine mill, machinery, plant facilities and certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight line method over their useful lives, not to exceed the life of the mine to which the assets relate. Under US GAAP, the Company expects to use the units of production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

ii)
Stock-based compensation

Under ASC 718 US GAAP requires the recognition of a stock-based compensation expense associated with the extension of the expiry date of outstanding warrants whereas Canadian GAAP has no clear guidance on non-service orientated equity awards. During the year ended December 31, 2010, there were no warrants modified, in 2009 the Company calculated this expense using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates 1.27% (2008 - 3.05%), dividend yield of nil and nil, volatility of 104% and 155% (2008 –26.61% and 44.12%) and an expected life of 0.06 years and 1.06 years (2008 - 0.05 years and 1.05 years).

iii)	Recently adopted accounting standards

a)
Accounting for Transfer of Financial Assets

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860), and Amendment of the Accounting Transfers of Financial Assets” (formerly SFAS 166, Accounting for Transfers of Financial Assets”). This ASU significantly changes how companies account for transfers of financial assets. The ASU provides revised guidance in a number of areas including the elimination of the qualifying special purpose entity concept, the introduction of a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures.

The provisions of this ASU are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The adoption of this ASU did not impact our financial results or disclosures as at December 31, 2010

b)
Consolidation of Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810), Improvements to Financial Reporting Enterprises Involved with Variable Interest Entities” (formerly SFAS 167, “Amendments to FASB Interpretation No 46 (R)”) which amends the consolidation guidance for variable interest entities. (“VIE”) The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a VIE. In addition, the changes to when it is necessary to reassess who should consolidate a VIE have also been made.

In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the expected losses or receives a majority of the expected residual returns or both of the VIE is no longer required. Under ASU 2009-17, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis.

Additional disclosures will be required under this ASU to provide more transparent information regarding an entity’s involvement with a VIE. The provisions of this ASU are to be applied for years beginning after November 15, 2009, for interim periods within those years, and for interim annual reporting periods thereafter. The adoption of this ASU did not impact our financial results or disclosures as at December 31, 2010.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iii)	Recently adopted accounting standards (continued)

c)
Fair Value Measurement and Disclosures

In January 2010, the FASB issued ASU 2010-16, “Fair Value Measurements and Disclosures (Topic 810) “Improving Disclosures About Fair Value Measurements.” This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement.

The new disclosure and clarifications are effective for interim and annual periods beginning after December 31, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this ASU did not impact our financial results or disclosures as at December 31, 2010.

iv)
Recently issued accounting standards

We will transition to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) on January 1, 2011 and will no longer be required to prepare a reconciliation to US GAAP.  Accordingly, we have not assessed the impact of adopting recent US accounting pronouncements with an application date of January 1, 2011 or beyond on our financial statements and disclosures.